Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - SECOND QUARTER 2015 RESULTS

Highlights

•	Seadrill Partners reports net income attributable to Seadrill Partners LLC Members for the second quarter 2015 of $101.3 million and operating income of $205.5 million.

•	Generated distributable cash flow of $84.7 million with a coverage ratio of 1.53 for the second quarter 2015.

•	Declared a $0.5675 per unit distribution for the second quarter, in line with the first quarter distribution.

•	Economic utilization for the second quarter of 97%.

•	Seadrill Operating LP, Seadrill Partners’ 58% owned subsidiary, completed the acquisition of the West Polaris from Seadrill Limited. The total consideration for the West Polaris acquisition was comprised of $204 million in cash, $336 million of debt, a $50 million seller’s credit and an earn-out dependent upon future day rates.

Financial Results Overview

Seadrill Partners LLC1 reports:

Total revenues were $417.2 million for the second quarter of 2015 (the “second quarter”), compared to $400.7 million in the first quarter of 2015 (the “first quarter”). The increase in revenues is primarily related to improved operational performance in the second quarter relative to the first quarter and inclusion of the West Polaris for 12 days in the second quarter, offset in part by the reduction in revenue from the West Sirius following its contract termination.

Operating income for the quarter was $205.5 million compared to $190.7 million in the preceding quarter. The increase is largely as a result of revenue improvements described above with a marginal increase in overall operating expense.

Net income for the quarter was $192.5 million compared to $70.9 million in the previous quarter. This is after the recognition of a gain on derivative instruments of $18.3 million in the second quarter, compared to a loss of $51.9 million for the first quarter as a result of an increase in long term interest rates in the second quarter. The unrealized non-cash element of these amounts is a $30.3 million gain in the second quarter and a $38.9 million loss for the first quarter. Additionally, a gain on bargain purchase on the acquisition of the West Polaris of $39.6 million and income tax of $32.9 million were recognized.

[1]	All references to “Seadrill Partners” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including the operating companies that indirectly own interests in the drilling units Seadrill Partners LLC owns: (i) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius, West Leo and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn,West Sirius, West Auriga and the West Vela. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16 tender barges.

As a result, net income attributable to Seadrill Partners LLC Members was $101.3 million for the second quarter compared to $38.2 million for the previous quarter.

Distributable cash flow2 was $84.7 million for Seadrill Partners’ second quarter as compared to $82.0 million for the previous quarter giving a coverage ratio of 1.53x for the second quarter.

Distribution for the period was $0.5675 per unit, equivalent to an annual distribution of $2.27, representing a 46% increase from the Company’s minimum quarterly distribution set at its IPO.

[2]	Please see Appendix A for a reconciliation of Distributable Cash Flow to net income, the most directly comparable US Generally Accepted Accounting Principles (“US GAAP”) financial measure.

Operations

Overall economic utilization3 for the fleet was 97% for the second quarter.

The semi-tender rig West Vencedor completed its current contract during the third week of June and its demobilization and relocation to Southeast Asia at the end of July.

The semi-submersible rig West Sirius completed its de-manning and thruster removal in preparation for cold stacking during the third quarter. Operating expenses began to decline during the second quarter, however the full impact is expected to be realized during the fourth quarter. Once fully de-manned and idle, the Company expects the annual cost to cold stack the unit to be approximately $3.5 million.

Total operating expenses for the second quarter were $211.7 million, compared to $210.0 million in the previous quarter. Part of the increase is as a result of operating expenses related to the West Polaris, which was acquired during the quarter. Significant progress has been made to drive efficiencies in operating expenditures across the fleet and in corporate overhead.

Acquisitions

During the second quarter, Seadrill Operating LP, Seadrill Partners’ 58% owned subsidiary, completed the acquisition of the West Polaris from Seadrill Limited. The West Polaris is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard in 2008. The West Polaris is expected to carry out operations in Angola until the end of its contract with ExxonMobil in March 2018.

The consideration for the West Polaris acquisition was comprised of $204 million in cash and $336 million of debt outstanding under the existing facility financing the West Polaris. Seadrill Partners funded the balance of the purchase price with a seller’s credit of $50 million due in 2021 that carries an interest rate of 6.5% per annum.

The West Polaris is currently contracted with ExxonMobil on a daily rate of $653,000. Under the terms of the acquisition agreement, Seadrill Partners has agreed to pay Seadrill Limited any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, for the remainder of the ExxonMobil contract. By effectively lowering the dayrate Seadrill Partners receives to $450,000 per day, the Company has reduced the acquisition cost and its re-contracting risk.

As part of the acquisition agreement, the Company’s obligation to repay the $50 million seller’s credit due to Seadrill Limited will be reduced if the average contracted dayrate under any replacement contract is below $450,000 until the seller’s credit’s maturity in 2021. The amount of seller’s credit due will be reduced until Seadrill Partners’ effective dayrate is $450,000 or until the seller’s credit is reduced to zero. Should the average dayrate of the replacement contract be above $450,000, the entire $50 million seller’s credit must be paid to Seadrill Limited upon maturity of the seller’s credit in 2021.

Additionally as part of the acquisition agreement, Seadrill Partners has agreed to pay Seadrill 50% of any dayrate above $450,000 per day, adjusted for daily utilization, after the conclusion of the existing contract until 2025.

[3]	Economic utilization is calculated as total contract revenue excluding bonuses for the period as a proportion of the full operating dayrate multiplied by the number of days in the period.

Financing and Liquidity

As of June 30, 2015, the Company had cash and cash equivalents, on a consolidated basis, of $197.7 million and two revolving credit facilities with $150 million in undrawn capacity. One $100 million facility is provided by Seadrill as the lender and the second $100 million facility is provided by a syndicate of banks and secured in connection with the $2.9 billion term loan B facility. Total debt was $3,904.9 million as of June 30, 2015.

Net debt as at June 30, 2015 was therefore $3,707.2 million giving a ratio of net debt to annualized adjusted EBITDA4 of 3.2:1.

As of June 30, 2015, in addition to the Term Loan B, the Company had three secured credit facilities totaling $884.4 million relating to the T-15, T-16, West Vela and West Polaris. Additionally the Company has a $109.5 million vendor loan from Seadrill maturing in 2016 relating to the acquisition of the T-15 and a $65.8 million intercompany loan from Seadrill relating to the West Vencedor maturing in June 2018.

Seadrill Partners will continue to explore refinancing alternatives for the remaining related party debt on the West Vencedor, T-15, T-16, West Vela and West Polaris.

As of June 30, 2015, Seadrill Partners had interest rate swaps outstanding on principal debt of $3,538.3 million, representing approximately 91% of debt obligations as of June 30, 2015. The average swapped rate, excluding bank margins, is approximately 2.25%. The Company has a policy of hedging the significant majority of its long-term interest rate exposure in order to reduce the risk of a rising interest rate environment.

[4]	Annualized Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Annualized means the figure for the quarter multiplied by four. This figure has been adjusted to annualize the impact of the West Polaris which was acquired on June 19, 2015. Annualized Adjusted EBITDA is a non GAAP financial measure used by investors to measure performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Market

Following the recovery in oil prices during the first quarter, commodity prices have again moved lower and are now approaching the lows witnessed at the beginning of 2015. The low commodity price environment, reductions in oil company spending plans and an increasing supply / demand imbalance for drilling units all continue to have a negative impact on utilization and pricing in all market segments. As expected, dayrates for new fixture activity remains at, or below, cash flow breakeven levels.

Seadrill Partners continues to believe that this challenging market will continue through 2016 and that visibility for 2017 and beyond is dependent upon commodity price stability, oil companies realizing the benefits of their capital spending rationalization programs and continued fleet attrition.

Pricing for the remainder of 2015 and 2016 is expected to continue to be driven by a high degree of excess capacity with 91 floaters already idle and 92 additional floaters ending their current contracts by the end of 2016.

Oil companies continue to prefer newer and more capable equipment, demonstrated by the utilization rates of different asset classes. Ultra-deepwater units are currently experiencing 81% marketed capacity utilization versus 71% for deep and mid water floaters. During the downcycle older units are more challenged to remain utilized due to the availability of better and more efficient equipment.

Based on the level of current activity seen in the floater market, we expect stacking and scrapping activity to continue through the second half of 2015 and well into 2016. Scrapping activity has continued in the second quarter with an incremental 14 floaters designated for retirement. A total of 40 floaters have been now been scrapped since the end of 2013, equivalent to 12% of the total fleet, and currently there are 28 cold stacked units. Lower than expected stacking costs and a commodity price recovery may delay scrapping decisions as rig owners retain some option value on older units. However, we continue to believe that the significant cost to perform periodic classing activity on these older assets will ultimately drive decisions to cold stack and scrap these less capable units.

Currently the orderbook stands at approximately 78 units, of which 29 are Sete new builds. Approximately 145 units, or 51% of the total marketed floater fleet are rolling off contracts between now and the end of 2017, many of which must undergo a 15 or 20 year classing. Current indications are that a significant number of newbuild orders will be delayed until an improved market justifies taking delivery of the unit. In light of the likely cold stacking, scrapping activity and newbuild delays there remains a high likelihood that there will be limited, or no, growth in the marketed fleet between now and 2018.

Outlook

Third quarter adjusted EBITDA is expected to be similar to or slightly lower than the second quarter. The West Vencedor is expected to incur a full quarter of idle time in the third quarter and West Sirius operating earnings will be negatively impacted by upfront costs related to its cold stacking. This will be offset however by a full quarters contribution from the West Polaris. During the third quarter to date, operating performance continues to be strong and utilization is similar to the second quarter.

In addition to achieving excellent rig utilization performance in the second quarter the Company has, together with Seadrill, been focused on reducing operating costs and expects these reductions to continue into the third quarter. The Company is also focused on discussions with existing customers with a view to achieving contract extensions where possible. This is particularly the case for the Company’s rigs that roll off contract in 2017.

As we progress through this downturn, the Company will continue to evaluate acquisitions, both from Seadrill Limited and third parties, with an eye towards building coverage and reducing the 2017 and 2018 contract rollover risk.

Seadrill Partners’ revenue backlog of $5.1 billion, good utilization level and focus on operating cost reductions, average remaining contract term of 3.0 years, net debt to annualized adjusted EBITDA ratio of 3.2x and liquidity position leaves the Company well positioned to manage through the downturn.

August 27, 2015

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

John T. Roche: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer dilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
(in $ millions)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating revenues
Contract revenues	$385.6	$385.9	$339.6	$771.5	$600.2
Reimbursable revenues	8.9	10.1	6.7	19.0	21.4
Other revenues	22.7	4.7	—	27.4	—

Total operating revenues	417.2	400.7	346.3	817.9	621.6

Operating expenses
Vessel and rig operating expenses	122.0	118.5	107.9	240.5	192.2
Amortization of favorable contracts	12.9	11.2	—	24.1	—
Reimbursable expenses	7.2	9.2	6.1	16.4	20.4
Depreciation and amortization	57.7	57.5	54.9	115.2	94.6
General and administrative expenses	11.9	13.6	8.8	25.5	22.2

Total operating expenses	211.7	210.0	177.7	421.7	329.4

Operating income	$205.5	$190.7	$168.6	$396.2	$292.2

Financial and other items
Interest income	5.2	1.0	1.0	6.2	1.9
Interest expense	(42.5)	(52.0)	(37.6)	(94.5)	(66.2)
Gain / (Loss) on derivative financial instruments	18.3	(51.9)	(27.8)	(33.6)	(77.0)
Foreign currency exchange (loss) / gain	(0.7)	(2.6)	(0.4)	(3.3)	0.7
Gain on bargain purchase	39.6	—	—	39.6	—

Total financial items	19.9	(105.5)	(64.8)	(85.6)	(140.6)

Income before income taxes	225.4	85.2	103.8	310.6	151.6

Income taxes	(32.9)	(14.3)	(9.5)	(47.2)	(13.5)

Net income	$192.5	$70.9	$94.3	$263.4	$138.1

Net income attributable to Seadrill Partners LLC members	$101.3	$38.2	$31.2	$139.5	$51.0
Net income attributable to the non-controlling interest	91.2	32.7	63.1	123.9	87.1
Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278	67,278	75,278	67,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

CONSOLIDATED BALANCE SHEETS

	June 30, 2015	December 31, 2014
(in $ millions)	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	197.7	242.7
Accounts receivables, net	272.1	294.5
Amount due from related party	14.6	62.7
Other current assets	192.6	130.8

Total current assets	677.0	730.7

Non-current assets
Drilling units	5,629.2	5,141.1
Goodwill	3.2	3.2
Deferred tax assets	20.6	16.9
Other non-current assets	407.2	376.2

Total non-current assets	6,060.2	5,537.4

Total assets	6,737.2	6,268.1

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Current portion of long-term debt	96.2	68.9
Current portion of long-term related party payable	145.8	40.4
Trade accounts payable	13.0	7.9
Other related party payables	288.3	275.8
Other current liabilities	204.2	227.4

Total current liabilities	747.5	620.4

Non-current liabilities
Long-term debt	3,484.6	3,156.6
Long-term related party payable	178.3	306.1
Deferred consideration to related party	214.2	111.2
Other non-current liabilities	21.9	29.5

Total non-current liabilities	3,899.0	3,603.4

Total liabilities	4,646.5	4,223.8

Members’ capital:
Common unitholders (issued 75,278,250 units as at June 30, 2015 and as at December 31, 2014)	937.0	913.3
Subordinated unitholders (issued 16,543,350 units as at June 30, 2015 and as at December 31, 2014)	16.9	11.7
Seadrill member interest	3.2	3.2

Total members’ capital	957.1	928.2
Non-controlling interest	1,133.6	1,116.1

Total equity	2,090.7	2,044.3

Total liabilities and equity	6,737.2	6,268.1

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30, 2015	June 30, 2014
(in $ millions)	Unaudited	Unaudited
Cash Flows from Operating Activities
Net income	263.4	138.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	115.2	94.6
Amortization of deferred loan charges	14.4	10.5
Amortization of favorable contracts	24.1	—
Gain on bargain purchase	(39.6)	—
Unrealized loss on derivative financial instruments	8.0	66.0
Payment for long term maintenance	(19.5)	5.1
Deferred income tax benefit	(3.5)	—
Unwind of discount on deferred consideration	7.7	—
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	54.0	(80.8)
Prepaid expenses and accrued income	0.8	—
Trade accounts payable	4.1	(18.4)
Related party balances	(29.1)	6.7
Other assets	26.2	9.7
Other liabilities	(39.4)	(24.0)
Changes in deferred revenue	(2.0)	(12.9)

Net cash provided by operating activities	384.8	194.6

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	(8.5)	(32.8)
Acquisition of subsidiaries, net of cash acquired	(184.0)	(672.6)

Net cash used in investing activities	(192.5)	(705.4)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Six months ended
	June 30, 2015	June 30, 2014
(in $ millions)	Unaudited	Unaudited
Cash Flows from Financing Activities
Net proceeds from long term debt	50.0	2,825.4
Repayments of long term debt	(44.9)	(454.9)
Repayments of related party debt	(22.3)	(1,574.3)
Debt fees paid	(0.3)	—
Contingent consideration paid	(3.6)	—
Repayments of revolving credit facility	—	(125.9)
Repayments of related party discount notes	—	(399.9)
Cash distributions	(217.0)	(360.0)
Proceeds on issuance of common units, net of fees	—	692.5
Proceeds on issuance of equity to related parties	—	341.5

Net cash (used in) / provided by financing activities	(238.1)	944.4

Effect of exchange rate changes on cash	0.8	—
Net (decrease) increase in cash and cash equivalents	(45.0)	433.6
Cash and cash equivalents at beginning of the period	242.7	89.7

Cash and cash equivalents at the end of period	197.7	523.3

Supplementary disclosure of cash flow information
Interest paid	(126.6)	(61.0)
Taxes paid	(30.2)	(21.5)

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

	Members’ Capital
(in $ millions)	Common Units	Subordinated Units	Seadrill Member	Total Before Non-Controlling interest	Non-Controlling Interest	Total Members’ Capital
Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6

Common units issued to Seadrill and public (net of transaction costs)	692.4	—	—	692.4	—	692.4
Issuance of units by Seadrill Capricorn Holdings LLC	—	—	—	—	341.5	341.5
Net income	36.4	11.3	3.3	51.0	87.1	138.1
Cash Distributions	(49.2)	(15.8)	(1.1)	(66.1)	(293.9)	(360.0)

Balance at June 30, 2014	$959.8	$14.3	$2.2	$976.3	$1,090.3	$2,066.6

Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3

Net income	109.1	24.0	6.4	139.5	123.9	263.4
Cash Distributions	(85.4)	(18.8)	(6.4)	(110.6)	(106.4)	(217.0)

Balance at June 30, 2015	$937.0	$16.9	$3.2	$957.1	$1,133.6	$2,090.7

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partner’s performance calculated in accordance with the US GAAP. The table below reconciles DCF to net income, the most directly comparable US GAAP measure.

For accounting purposes, in accordance with US GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF as described below.

Adjusted EBITDA and DCF

	Three months ended
	June 30, 2015	March 31, 2015
(in US$ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	101.3	38.2

Interest income	(5.2)	(1.0)
Interest expense	42.5	52.0
(Gain)/loss on derivative financial instruments	(18.3)	51.9
Depreciation and amortization	57.7	57.5
Foreign currency exchange loss	0.7	2.6
Income taxes	32.9	14.3
Gain on Bargain Purchase	(39.6)	—
Non-controlling interest [1]	91.2	32.7
Amortization of mobilization revenue	(3.8)	(4.3)
Amortization of favorable contracts	12.9	11.2
Standby revenue received	0.8	0.8
Mobilization revenue received	5.1	5.1
Deferred consideration payable	(5.7)	—
Adjusted EBITDA	272.5	261.0

Cash interest income	1.9	1.9
Cash interest expense (including interest rate swap net settlement amounts)	(49.6)	(48.2)
Cash tax paid	(18.2)	(12.0)
Estimated maintenance expenditure [2]	(16.1)	(15.7)
Estimated replacement capital expenditure [2]	(26.9)	(26.7)

Cash flow available for distribution	163.6	160.3

Cash flow attributable to non-controlling interest	(78.9)	(78.3)

DCF	84.7	82.0

Distribution declared	55.3	55.3
Coverage ratio	1.53x	1.48x

[1]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo and the West Vencedor and (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius and the West Auriga. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[2]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Seadrill Partners believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. Seadrill Partners believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in Seadrill Partners and other investment alternatives and (b) monitoring Seadrill Partners’ ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure. Annualized means the figure for the quarter multiplied by four. Annualized amounts are not indicative of historic or future performance.

Net income to Adjusted EBITDA

	Three months ended
	June 30, 2015	March 31, 2015
(in US$ millions)	Unaudited	Unaudited
Net income	192.5	70.9
Depreciation & Amortization	57.7	57.5
Net financial expenses	(19.9)	105.5
Tax	32.9	14.3
Amortization of mobilization revenue	(3.8)	(4.3)
Amortization of favorable contracts	12.9	11.2
Amortization of deferred consideration	(5.7)	—
Standby revenue received	0.8	0.8
Mobilization revenue received	5.1	5.1

Adjusted EBITDA	272.5	261.0

Add: Additional West Polaris EBITDA [3]	15.1	—

Total Adjusted EBITDA (including West Polaris) [3]	287.6	261.0

Annualized Adjusted EBITDA	1,150.4	1,044.0

[3]	Annualized Adjusted EBITDA for the 3 months ended June 30, 2015 has been adjusted for expected quarterly EBITDA of the West Polaris, which was acquired on June 19, 2015.